Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to include our report dated November 22, 2024 in the Registration Statement of Grayscale Stellar Lumens Trust (the “Trust”) on Form S-1, with respect to our audit of the financial statements of the Trust as of September 30, 2024 and 2023, and for each of the years in the three-year period ended September 30, 2024.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus. We were dismissed as auditors on November 22, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

New York, NY

September 23, 2025